Exhibit 99.1

Notice of our 2022 annual meeting of shareholders

You are invited to our 2022 annual meeting:

When

Tuesday, May 10, 2022

8:30 a.m. CST

Via live webcast from Saskatoon, SK

https://web.lumiagm.com/209792658

password: cameco2022 (case sensitive)

Your vote is important

If you held Cameco common shares on March 11, 2022, you are entitled to receive notice of and to vote at this meeting.

You can vote at the virtual meeting live or by proxy. We encourage shareholders to vote by proxy in advance of the meeting.

See pages 8 through 13 of the attached management proxy

circular for information about how to vote.

By order of the board of directors,

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 6, 2022